Mail Stop 6010

August 29, 2007

Daniel C. Staton
President and Chief Executive Officer
Enterprise Acquisition Corp.
6800 Broken Sound Parkway
Boca Raton, Florida 33487

> **Re:** **Enterprise Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2007**
> **File No. 333-145154**

Dear Mr. Staton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. We note from exhibits 10.1-10.3 that Daniel C. Staton, Marc H. Bell, and Maria Balodimas Staton assume liability for claims if Staton Bell Blank Check LLC is unable to satisfy these claims. Please tell us whether the company has an agreement directly with Staton Bell Blank Check LLC providing for this entity's indemnification obligations. If it does, file the agreement. We note exhibit 10.13, which is not yet filed, might contain such a provision. If the company does not have such an agreement, please include a risk factor addressing this issue.

Prospectus Summary

Certificate of Incorporation, page 8

3. We note the disclosure stating that the provisions in your certificate of incorporation that may not be amended "are contained in Article Seventh." Based on exhibit 3.1, it appears the provisions are in Article Sixth. Please correct.

Risk Factors, page 16

4. Please include a risk factor describing the differences between the warrants that investors will obtain and the insider warrants.

5. Please include a risk factor discussing the conflicts of interest that would be presented if you entered into a business combination with an affiliated company.

If we are forced to liquidate before a business combination . . . , page 16

6. We note that a liquidation distribution "may" be less than $10.00 per share "because of the expenses of this offering, our general and administrative expenses and the anticipated costs of seeking a business combination."

   • Please be more specific. Provide a concise discussion identifying the purposes and amounts for which you are permitted to use the trust funds and interest.
   • Also, state that since offering expenses and underwriting fees will immediately be taken from the gross proceeds, a liquidation distribution will be no more than $9.81 per share unless interest or other gains in the trust fund make up the difference.

If we are unable to consummate a business combination . . . , page 16

7. Please state that your 24-month timeframe is longer than the more typical 18-month timeframe in many other similar offerings.

If the net proceeds of this offering not being held in trust . . . , page 17

8. Please state the sources of funds you will have available for operations during the 24-month period. Also state the amounts or limits of these funds to the extent these figures are known, including the $2,450,000 limit on interest that is mentioned on page 6.

9. Does the company anticipate, due to the limited funds available during the 24-month period, entering into agreements with consultants and/or financial advisers that will make all or part of the consultants'/advisers' right to payment contingent on the consummation of a business combination? If so, please include a risk factor stating that the consultants and advisers who provide advice to the company will have an interest in a business combination occurring.

A decline in interest rates could limit the amount available to fund . . . , page 18

10. Please describe the types of investments the trust fund will hold. State the approximate amount that will be in each type of investment to the extent this information has been determined. If an interest rate is known, disclose it.

If third parties bring claims against us, the proceeds held in trust . . . , page 18

11. We note that you believe Staton Bell Blank Check LLC, Daniel C. Staton, Marc H. Bell and Maria Balodimas Staton "are capable of funding a shortfall in [your] trust account to satisfy their foreseeable indemnification obligations," but this "belief is based on [your] expectation that their indemnification obligations will be minimal." Please specify an approximate dollar amount rather than using the word "minimal."

12. Please describe the steps you have taken to determine whether Staton Bell Blank Check LLC, Daniel C. Staton, Marc H. Bell and Maria Balodimas Staton have sufficient funds to cover any potential claims.

Our stockholders may be held liable for claims by third parties . . . , page 19

13. Please expand the risk factor heading to state that stockholders' liability to third parties could extend indefinitely rather than for three years because the company does not intend to comply with the liquidation procedures set forth in section 280 of the Delaware General Corporation Law.

14. The first paragraph of this risk factor breaks in the middle of a sentence. Please revise.

An effective registration statement may not be in place . . . , page 20

15. Please discuss the difficulties that may prevent you from maintaining a current prospectus.

16. Section 6.1 of the warrant agreement entitles the company to redeem the warrants "at any time while they are exercisable." Does the company plan to take the position that it may redeem the warrants any time after the exercise period has begun even if it does not have an effective registration statement in place? If so, please state in this risk factor that the company will be able to redeem the warrants while an effective registration statement is not in place, which could be an additional impediment to investors' ability to realize gains on the warrants.

Our officers and directors will allocate their time to other businesses . . . , page 22

17. Please describe all of the other business activities in which your current officers are engaged. Also state approximately how many hours per week they are currently devoting to your company.

The American Stock Exchange may delist our securities . . . , page 23

18. We note you cannot ensure investors that your securities will continue to be listed prior to a business combination. We further note it is likely that you will need to file a new initial listing application in connection with a business combination, and you might not meet the initial listing requirements at that time. Please identify the principal continued listing requirements and initial listing requirements that you believe your company may be at risk of violating.

We may only be able to complete one business combination . . . , page 24

19. Please disclose the risks relating to simultaneously acquiring several businesses as a separate risk factor.

Our initial stockholders, including our officers and directors . . . , page 26

20. Please provide an analysis under state law explaining how it will be permissible not to hold an annual meeting to elect directors prior to the consummation of a business combination, which could be up to 24 months after the offering.

Our initial stockholders paid an aggregate of $25,000 . . . , page 26

21. Please revise this risk factor to explain that investors who purchase shares will:

- Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
- Contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Our outstanding warrants may have an adverse effect . . . , page 26

22. Please state in this risk factor when the warrants will become exercisable. It appears from the prospectus cover page that they will become exercisable on the later of the business combination and one year from the prospectus date.

Management, page 53

23. Please tell us whether any of the officers or directors have been in the past, or currently are, associated with other special purpose acquisition companies. If they have been, please disclose the names of the other SPACs, a brief description of any acquisitions made by the other SPACs, the current trading markets of the post-combination entities, and the benefits received by the officer/director from association with these other SPACs.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Daniel C. Staton
Enterprise Acquisition Corp.
August 29, 2007
Page 6

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Bradley D. Houser, Esq.
        Akerman Senterfitt
        One Southeast Third Avenue, 25th Floor
        Miami, Florida 33131